Exhibit 99.2

RETALIX LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Retalix Ltd. (the “Company”) will be held on September 15, 2010 at 10:00 a.m. (Israel time), at the offices of the Company, located at 10 Zarhin Street, Ra’anana, Israel, for the following purposes:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Eli Gelman, Gillon Beck, Ishay Davidi, Boaz Dotan, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci, Avinoam Naor and Itschak Shrem.

2.	To approve the Company's 2009 Share Incentive Plan for U.S. tax purposes.

3.
To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the nature and extent of their services.

4.	To discuss the financial statements of the Company for the year ended December 31, 2009.

Shareholders of record at the close of business on August 16, 2010, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar or in the DTC account of the Tel Aviv Stock Exchange Clearinghouse for trading on the Tel Aviv Stock Exchange, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at 10 Zarhin Street, Ra’anana, Israel, Attention: Director of Investor Relations, together with a proof of ownership (ishur baalut), as of the record date, issued by his, her or its broker.  Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, Hugo Goldman Executive Vice President and Chief Financial Officer

Dated: August 10, 2010

____________________

PROXY STATEMENT
____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 15, 2010

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the “Ordinary Shares”), of Retalix Ltd. (“Retalix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.  The Meeting will be held on September 15, 2010 at 10:00 a.m. (Israel time), at the offices of the Company, located at 10 Zarhin Street, Ra’anana, Israel.

The agenda of the Annual General Meeting is as follows:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Eli Gelman, Gillon Beck, Ishay Davidi, Boaz Dotan, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci, Avinoam Naor and Itschak Shrem.

2.	To approve the Company's 2009 Share Incentive Plan for U.S. tax purposes.

3.
To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the nature and extent of their services.

4.	To discuss the financial statements of the Company for the year ended December 31, 2009.

The Company currently is not aware of any other matters which will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received, will be voted in favor of all the matters to be presented to the Meeting, as described above.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  Effective January 1, 2010, the uncontested election of directors is no longer considered a "routine" matter under such rules.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being made available by the Board of Directors of the Company.  Only Shareholders of record at the close of business on August 16, 2010 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on August 16, 2010, in the records of the Company, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding on August 2, 2010, 24,099,829 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to September 22, 2010, at the same time and place.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 2, 2010, the number of ordinary shares owned beneficially by all shareholders known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares. As of August 2, 2010, 24,099,829 of our Ordinary Shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Alpha Group (3)(4)	6,053,900	23.9%
Ronex Holdings, Limited Partnership (5)	4,471,591	18.6%
Clal Insurance Enterprises Holdings Ltd. and affiliates (6)	2,147,215	8.9%
Migdal Insurance & Financial Holdings Ltd. (7)	2,153,994	8.9%
Menora Mivtachim Holdings Ltd. (8)	1,693,686	7.03%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)
Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options or warrants exercisable on August 2, 2010, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)
Includes 1,250,000 ordinary shares issuable upon the exercise of warrants.  The Alpha Group is comprised of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal.  See Item 6.E of our annual report on Form 20-F for the year ended December 31, 2009 for a breakdown of the holdings of the members of the Alpha Group, except for Mario Segal, who directly holds (individually and via a wholly-owned company) 525,092 ordinary shares and 125,000 warrants. Pursuant to oral understandings reached internally among the members of the Alpha Group, all agreements relating to the ordinary shares beneficially owned by any member of the Alpha Group shall be determined by a majority of the five individual members of the Alpha Group.  The Alpha Group may be deemed to share beneficial ownership of the 4,471,591 ordinary shares held by Ronex (see footnotes 4 and 5 below) (with respect to which the Alpha Group may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement with Ronex described in footnote 4 below), representing a total of 42.5% of our outstanding shares (after giving effect to the exercise of the warrants).  Each member of the Alpha Group has disclaimed beneficial ownership of the ordinary shares of Ronex and each other member of the Alpha Group. The foregoing information is based on a statements of beneficial ownership on Schedule 13D filed by the Alpha Group with the SEC, as last amended on November 23, 2009.

(4)
Pursuant to the Shareholders Agreement, the parties agreed, among other things, to vote all ordinary shares held by them for the election to our board of directors of six directors designated by the Alpha Group and five directors designated by Ronex, including two external directors. The Alpha Group and Ronex each have a right of first offer and a tag along right with respect to any contemplated sale or transfer of ordinary shares representing 5% or more of our outstanding share capital, subject to certain exceptions and permitted transfers. In the event that such sale or transfer will result in either party holding less than 9% of our issued and outstanding share capital, such party must notify the other party of its intentions prior to the consummation of such transaction and if the other party proposes to cause us to adopt takeover defense measures, it will vote in favor, and take all necessary action for implementation, of such proposal prior to the consummation of such transaction. The tag along rights may not be exercised until November 19, 2012 if as a result of the exercise thereof (i) the proposed purchaser will hold 25% or more of our then issued and outstanding share capital and (ii) the Alpha Group and Ronex will jointly hold less than 25% of our then issued and outstanding share capital, in which case the number of ordinary shares sold will be proportionately reduced. The Alpha Group and Ronex undertook to meet regularly and attempt to reach a unified position with respect to principal issues on the agenda of any meeting of our shareholders. The Shareholders Agreement terminates on the earliest to occur of November 19, 2014 and the first date on which either party holds less than 1,100,000 ordinary shares (subject to adjustments).

(5)
The information with respect to the holdings of Ronex Holdings, Limited Partnership, or Ronex is based on the beneficial ownership statements on Schedule 13D filed with the SEC by Ronex, and various affiliated FIMI private equity funds, as last amended on November 24, 2009.  Based on the information provided in such statements, the members of the group are: Ronex, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Mr. Ishay Davidi.  In addition to the 4,471,591 ordinary shares currently held by Ronex, Ronex may be deemed to currently have beneficial ownership of the 4,803,900 ordinary shares and the warrants to purchase up to an additional 1,250,000 ordinary shares currently held by the Alpha Group (see footnotes 3 and 4 above) (with respect to which Ronex may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement), representing a total of 42.5% of our outstanding shares (after giving effect to the exercise of the warrants). Ronex and its affiliates have disclaimed beneficial ownership of ordinary shares and warrants held by the Alpha Group.

(6)
Consists of (i) 1,861,691 ordinary shares held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked notes and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 3,555 ordinary shares are held by third-party client accounts managed by Clal Finance Ltd.'s wholly owned subsidiary, Clal Finance Batucha Investment Management Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal and Clal Finance Ltd. and has no voting power in the securities held in such client accounts, and (iii) 281,969 ordinary shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns more than the 281,969 ordinary shares beneficially held for its own account and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares.  Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company, which in turn is a majority owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company.  These companies may be deemed to be controlled by Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat.  The foregoing information is based solely on a Schedule 13G filed with the SEC by Clal and affiliates thereof, on February 16, 2010.

(7)
Consists of ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following allocation: 840,598 ordinary shares are held by profit participating life assurance accounts; 1,151,858 ordinary shares are held by provident funds and companies that manage provident funds; and 153,620 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares.  Migdal is an Israeli public company.  The foregoing information is based on a Schedule 13G filed with the SEC by Migdal on February 16, 2010, as updated by a letter sent by Migdal to the Company on August 2, 2010.

(8)
The shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., or Menora Holdings, Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mivtachim Mutual Funds, or the Menorah Parties, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by the Menorah Parties.  Menora Holdings is an Israeli public company. 61.9% of Menora Holdings’ outstanding shares are held directly and indirectly by Menahem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Pensions Ltd. is a wholly owned subsidiary of Menora Mivtachim Insurance Ltd.  Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd. Each of the Menorah Parties operates under independent management and makes independent voting and investment decisions. The foregoing information is based solely on a Schedule 13D/A filed with the SEC on June 29, 2010.

PROPOSAL 1 – RE-ELECTION OF DIRECTORS

Our directors, other than external directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to re-elect each of Eli Gelman, Gillon Beck, Ishay Davidi, Boaz Dotan, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci, Avinoam Naor and Itschak Shrem to our Board of Directors.  Each nominee has been recommended by our Audit Committee acting in the capacity as our Nominating Committee.  Except for Mr. Gelman, all of the nominees qualify as “independent directors” under the Nasdaq rules.

The Company’s “external directors” (as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”)), Dr. Zvi Lieber and Mr. Gur Shomron, were elected in October 2008 and July 2009 respectively, and continue to serve a three-year term.

A brief biography of each nominee is set forth below:

Eli Gelman has served as a director since November 2009 and as our Chairman of the Board since January 2010.  Since 2002, Mr. Gelman has been a director of Amdocs Limited, a company listed on the New York Stock Exchange. He served as Executive Vice President of Amdocs from 2002 until 2007 and as Amdocs’ Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President of Amdocs, heading U.S. sales and marketing operations and helped spearhead Amdocs’ entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for Amdocs’ major European and North American installations, and has led several major software development projects. Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks. Since retiring from his management position at Amdocs in January 2009, Mr. Gelman has devoted his time to other activities, including charitable projects focusing on youth education.  Mr. Gelman holds a B.Sc. in Electronic Engineering with specialization in Communication and Computers from the Technion-Israel Institute of Technology.

Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Chairman of Inrom Industries Ltd., a director in Ytong Industries Ltd, Nirlat Paints Ltd, MDT Micro Diamond Technologies Ltd, Metro Motor Marketing Ltd, TANA Industries (1991) Ltd., Orian S.M. Ltd. (traded on the TASE), Bagir Group Ltd., Givon H.R. Ltd, and Merhave-Ceramic and Building Materials Center Ltd (traded on the TASE). Previously he was director at TAT Technologies LTD (traded on Nasdaq) and Chairman of Medtechnica Ltd (traded on the TASE). Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University.

Ishay Davidi has served as a director since March 2008 and served as our Chairman of the Board from August 2008 until January 2010. Mr. Davidi is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tefron Ltd., Scope Metals Group Ltd. (traded on the TASE), Inrom Industries Ltd., MDT Micro Diamond Technologies Ltd, Orian S.M. Ltd. (traded on the TASE), Ophir Optronics Ltd. (traded on the TASE), Merhav-Ceramic and Building Materials Center Ltd. (traded on the TASE), and Bagir Group Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

Boaz Dotan has served as a director since November 2009. Mr. Dotan was a member of the team that founded Amdocs Limited in 1982. At Amdocs he held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors, and served in that capacity until September 1997. Mr. Dotan has been involved in software systems for over 30 years. Prior to joining Amdocs he worked for Bezeq, the Israel Telecommunication Corp. Ltd., as Manager of the Information Systems Division. Mr. Dotan holds a B.Sc. in Mathematics and Statistics from Tel Aviv University.

David Kostman has served as a director since November 2009. Mr. Kostman serves as a director of NICE-Systems Ltd. (since July 2008, as well as from 2001 until 2007), as Chairman and Chief Executive Officer of Nanoosh LLC, a restaurant operating company, and as a director of The Selling Source, LLC. From 2006 until 2008, Mr. Kostman served as a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman served as Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer, and from 2000 until 2002, he served as President of the International Division and Chief Operating Officer of VerticalNet, Inc., a Nasdaq-listed internet and software company. From 1994 until 2000, Mr. Kostman worked in the investment banking division of Lehman Brothers, and from 1992 to 1994, he worked in the investment banking division of NM Rothschild & Sons. Mr. Kostman holds an L.L.B. from Tel Aviv University and an M.B.A. from INSEAD.

Nehemia Lemelbaum has served as a director since November 2009. Mr. Lemelbaum has been a director of Amdocs since December 2001 and a manager of investments of EHYN Holdings Ltd., a co-owned company.  From 1985 until January 2005, he was a Senior Vice President of Amdocs Management Limited. Mr. Lemelbaum joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led Amdocs’ development of graphic products for the yellow pages industry and later led Amdocs’ development of customer care and billing systems, as well as Amdocs’ penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing. Mr. Lemelbaum currently invests in various Israeli and international companies and is the co-founder and benefactor of the Ella Institute for the treatment of melanoma in the Sheba Hospital in Israel. Mr. Lemelbaum holds a B.Sc. in Mathematics from the Hebrew University of Jerusalem.

Robert A. Minicucci has served as a director since November 2009. Mr. Minicucci also serves as the Chairman of the Board of Alliance Data Systems and as a director of Amdocs. Since 1993, he serves as a General Partner of Welsh, Carson, Anderson & Stowe, a New York-based private equity firm. From 1991 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of the First Data Corporation. From 1990 to 1991, he served as Treasurer and Senior Vice President of The American Express Company. From 1979 to 1990, Mr. Minicucci worked at Lehman Brothers as an associate in the Investment Banking Department working in Corporate Finance and Mergers and Acquisitions, and in 1988 he became a Managing Director and had clients that included American Express, Automatic Data Processing, First Data Corporation and Polaroid. Mr. Minicucci holds a B.A. from Amherst College and an M.B.A. from Harvard Business School.

Avinoam Naor has served as a director since November 2009. Mr. Naor was a member of the team that founded Amdocs in 1982. At Amdocs, Mr. Naor held the position of Senior Vice President until 1995, when he was appointed President and CEO and held that position until July 2002. In 1998, he led the initial public offering of Amdocs on the New York Stock Exchange and subsequently headed major acquisitions and secondary offerings. Mr. Naor currently serves as a director in a number of private companies.  Mr. Naor is closely involved in several community projects, particularly the battle against road accidents and supporting children and youth in distress. Mr. Naor is founder and current chairman of the Or Yarok Association, an association established in 1997 that leads the public agenda in Israel in all that concerns road safety. Since 2008, he has served as a member of the board of directors of the Israel Democracy Institute. Since 2004, Mr. Naor has served as a member of the board of governors of the Jewish Agency for Israel and as co-chairman of the sub-committee for young communities.  Mr. Naor holds a B.Sc. in Computer Sciences from the Technion–Israel Institute of Technology.

Itschak Shrem has served as a director since January 2008. Mr. Shrem is Chairman and founder of Shrem Fudim Group, a private banking house publicly traded on the TASE. He also serves as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that, Eli Gelman be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Gillon Beck be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Ishay Davidi be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Boaz Dotan be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, David Kostman be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Nehemia Lemelbaum be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Robert A. Minicucci be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Avinoam Naor be and hereby is re-elected to the Board of Directors, effective immediately; and

RESOLVED, that, Itschak Shrem be and hereby is re-elected to the Board of Directors, effective immediately.”

Vote Required

Approval of these matters will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

PROPOSAL 2 – APPROVAL OF THE COMPANY'S 2009 SHARE INCENTIVE PLAN
FOR U.S. TAX PURPOSES

Introduction

On September 16, 2009, the Board of Directors, pursuant to its authority under the Companies Law, adopted the "Retalix Ltd. 2009 Share Incentive Plan" (as amended, the "2009 Plan") and resolved that all new grants of awards will be made under the 2009 Plan and not the Company’s Second 1998 Share Option Plan or the Company’s 2004 Israeli Share Option Plan, unless determined otherwise by the Board of Directors.  The 2009 Plan is substantially similar to the Company's 2004 Israeli Share Option Plan, as amended, with the addition of an addendum setting forth certain terms of options that may be granted to U.S. employees and service providers, including incentive stock options ("ISOs").  In order to attract and retain highly qualified employees in the United States, the Company is seeking shareholder approval of the 2009 Plan under U.S. tax law, in order to be able to grant, if it so decides, ISOs to such employees, so they can benefit from a preferred tax treatment as provided further below.

Summary of the 2009 Plan

The following summary of the material features of the 2009 Plan is qualified in its entirety by reference to the complete text of the 2009 Plan, a copy of which is attached to this Proxy Statement as Appendix A.  The 2009 Plan permits the issuance of options and restricted stock units (“RSUs”), which are rights to be issued a stated number of shares upon completion of a specified vesting term and payment of the par value of such shares.  In this summary of the 2009 Plan, a grant of options or RSUs under the 2009 Plan is referred to as an “Award” or an “Option”, and a recipient of an Award or an Option is referred to as a “Grantee”.

Effective Date, Purpose, Eligible Individuals and Term.  The 2009 Plan was adopted by the Board of Directors and became effective on September 16, 2009.  The purpose of the 2009 Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or any subsidiary or affiliate thereof (where applicable in this summary of the 2009 Plan, the term “Company” includes any subsidiary or affiliate of the Company), by providing them with opportunities to purchase Ordinary Shares.  The 2009 Plan has term of ten years, terminating on September 16, 2019.  All Awards outstanding at the time of termination shall continue to have full force and effect in accordance with the provisions of the 2009 Plan and the documents evidencing such Awards.

Pool of Ordinary Shares.   When the Board of Directors adopted the 2009 Plan, it increased the pool of Ordinary Shares available for issuance by 2,000,000 Ordinary Shares (subject to any adjustments for stock splits, reverse stock splits, stock dividends and the like).  The pool of Ordinary Shares available for issuance under the 2009 Plan also includes the pools of Ordinary Shares available for issuance under the Company's Second 1998 Share Incentive Plan, as amended, and the Company's 2004 Israeli Share Incentive Plan, as amended.  As of August 2, 2010, Awards in respect of 1,881,875 Ordinary Shares were outstanding under all three of the Company's equity incentive plans and Awards in respect of 5,256,302 Ordinary Shares were available for grant under the 2009 Plan.  To the extent that an Award terminates or expires, the Ordinary Shares subject to the Award will again become available for grant under the 2009 Plan.

Administration.  The 2009 Plan is administered by the compensation committee of the Board of Directors, subject to guidelines determined by the Board of Directors pursuant to applicable law, or by the Board of Directors of the Company (the Board or such committee, as the case may be, the “Compensation Committee”). The Compensation Committee has the power to determine the identity of the Grantees, the terms of the Awards granted, including the exercise price (where applicable), the number of shares subject to each Award, the exercisability of the Option and the form of consideration payable upon such exercise, subject to applicable law and other related matters.  In addition, the Compensation Committee may determine rules and provisions as may be necessary or appropriate to permit eligible Grantees who are not Israeli residents to participate in the 2009 Plan and/or to receive preferential tax treatment in their country of residence, with respect to Awards granted thereunder. The benefits or amounts that may be received or allocated to any individual under the 2009 Plan, as proposed to be amended, are not yet determinable.

Grant of Awards.  Unless determined otherwise by the Compensation Committee, Awards vest over a period of three years in three equal annual installments.  The Compensation Committee determines the applicable price of each Award and indicates, with respect to each Award, what is the tax route applicable to such Award.  Unless determined otherwise by the Compensation Committee, Awards expire 10 years from the date of grant and terminate before then in case the employment of the Grantee is terminated (or, in the case of a director, when he or she ceases to be a director of the Company and in the case of a consultant or a contractor, at the end of the contractual relationship between the parties).  In most cases, the Compensation Committee has approved Awards with a term of four years from the date of grant.  Upon such termination, all unvested portions of the Award terminate, and, depending on the circumstances of the termination, the Grantee has between 15 to 180 days to exercise the vested portion of the Award, provided, however, that in the event the employment of the Grantee is terminated for cause, all Awards granted to such Grantee terminate.  Awards also terminate, unless otherwise provided by the Board of Directors, in the event of a proposed dissolution or liquidation of the Company, prior to the consummation of such proposed action.

Transfer of Awards; Payment of Exercise Price.  Awards granted under the 2009 Plan are generally not transferable by the Grantee, and each Award is exercisable during the lifetime of the Grantee only by such Grantee or by such Grantee’s guardian or legal representative.  Payment for Ordinary Shares upon the exercise of an Award may be paid in cash or bank’s check or such other method of payment acceptable to the Company.  The Company may, on a case by case basis, make an allowance for a cashless exercise, in respect of Options.

Addendum for U.S. Grantees.  The 2009 Plan contains an addendum that sets forth certain terms of Options that may be granted to U.S. employees and service providers (the “Addendum”).  The individuals who are eligible to receive Option grants subject to the Addendum are employees, directors and other individuals and entities who are U.S. citizens or who are resident aliens of the United States for U.S. federal tax purposes (collectively, “U.S. Grantees”), and who render services to the management, operation or development of the Company and who have contributed or may be expected to contribute materially to the success of the Company.  The Compensation Committee may grant to U.S. Grantees ISOs and/or nonqualified stock options (“NSOs”) under the 2009 Plan. The Compensation Committee determines the number of Ordinary Shares subject to each Award, its exercise price, its duration and the manner and time of exercise. ISOs may be issued only to employees of the Company or of a corporate subsidiary of the Company, and the exercise price must be at least equal to the fair market value of the Ordinary Shares as of the date the Option is granted. Further, an ISO generally must be exercised within ten years of grant.

Effect of Certain Corporate Transactions.  In the event of the occurrence of (1) a sale or other disposition of all or substantially all, as determined by the Board of Directors in its discretion, of the consolidated assets of the Company and its subsidiaries; (2) a sale or other disposition of at least eighty percent (80%) of the outstanding securities of the Company; (3) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or (4) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Ordinary Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise (each, a “Corporate Transaction”), in each case involving another corporation or a parent or subsidiary of such other corporation (each, a “Successor Entity”), then, unless otherwise determined by the Board of Directors, immediately prior to the effective date of such Corporate Transaction, each Option shall, at the sole and absolute discretion of the Compensation Committee, either: (x) be substituted for an option to purchase securities of the Successor Entity (the “Successor Entity Option”) such that the Grantee may exercise the Successor Entity Option for such number and class of securities of the Successor Entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; (y) be assumed by the Successor Entity such that the Grantee may exercise the Option for such number and class of securities of the Successor Entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; or (z) automatically vest in full so that the Option shall, immediately prior to the effective date of the Corporate Transaction, become fully exercisable for all of the Ordinary Shares at that time subject to the Option and may be exercised for any or all of those Ordinary Shares.  In the event of a clause (x) or clause (y) action, appropriate adjustments shall be made to the exercise price per Ordinary Share to reflect such action.

Notwithstanding the foregoing, the Compensation Committee will have full authority and sole discretion to determine that any of the provisions of clauses (x), (y) or (z) above will apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of the Successor Entity, or in which such consideration is solely cash or assets other than securities of the Successor Entity.

In the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold (the “Sale”), each Grantee will be obligated to participate in the Sale and sell his or her Ordinary Shares and/or Options in the Company, provided, however, that each such Ordinary Share or Option shall be sold at a price equal to that of any other Ordinary Share sold under the Sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option, and subject to the absolute discretion of the Board of Directors.

Amendments to the 2009 Plan.  The Board of Directors may amend or modify the 2009 Plan at any time and from time to time, provided, however, that no amendment or modification will adversely affect any rights and obligations with respect to outstanding Awards, unless agreed upon by the applicable Grantee.

Israeli Tax Treatment.

The following summary of the Israeli income tax consequences of Awards to Israeli Grantees is general and does not purport to be complete.  The 2009 Plan provides for the granting of Awards to employees, directors and consultants under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”).  The Awards granted under the 2009 Plan are all subject to the “capital gains tax route” under Section 102 of the Tax Ordinance.

Options.   The "capital gains tax route" generally provides, in connection with Options, for a reduced tax rate of 25% on gains realized upon the exercise of Options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such Options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. Notwithstanding the above, in any event where the exercise price of the shares subject to the Options is less than the fair market value of the shares at the time of grant of the Options (calculated as the average of the closing market price for our shares for the 30 trading days preceding the date of grant), such amount shall be deemed ordinary income of the Grantee, taxed at the applicable marginal tax rate (together with health insurance and social security insurance payments), on the date of sale of the underlying shares and/or the date of the release of such underlying shares from trust. For as long as the shares issued upon exercise of such Options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains tax route,” the Company is generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the Grantee upon sale of the shares underlying the Options (except for such amount that shall be deemed ordinary income of the Grantee as explained above). The Company will be required to withhold applicable tax (and social security and national health insurance charges, if applicable) at source on behalf of the Grantee and may be required to pay social security and national health insurance charges.

RSUs.   RSUs granted under the "capital gains tax route" of Section 102 of the Tax Ordinance are taxed on the date of sale of the underlying shares and/or the date of the release of the RSUs or such underlying shares from trust (rather than on the vesting date of the RSUs). The income of the Grantee on such date is calculated as the fair market value of the shares (or the actual sale price) less the nominal value paid upon the vesting of each RSU. Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Tax Route, gains realized from the sale of shares issued upon vesting of RSUs will be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the Grantee (up to 46% in 2009).  In general, all RSUs granted to Israeli Grantees, shares issued upon vesting of such RSUs and any bonus shares issued with respect to such shares will be held in trust by a trustee for the benefit of the Grantee for at least 24 months from the date of grant. The RSUs may not be released from the trust prior to the payment of the Grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of Awards according to the Capital Gains Tax Route are not met, the benefit attributed to the Grantee as a result of the grant of such Awards shall be taxed as ordinary work income at applicable marginal income tax rates (together with other compulsory payments, i.e., health and social insurance payments). Notwithstanding the above, in any event where the purchase price of the shares subject to the RSUs (i.e., the nominal value of the Company's Ordinary Shares) is less than the fair market value of the shares at the time of grant of the RSU (calculated as the average of the closing market price for our shares for the 30 trading days preceding the date of grant), such amount shall be deemed ordinary income of the Grantee, taxed at the applicable marginal tax rate (together with health insurance and social security insurance payments), on the date of sale of the underlying shares and/or the date of the release of such underlying shares from trust. On such date, the Company will be required to withhold applicable tax (and social security and national health insurance charges, if applicable) at source on behalf of the Grantee and may be required to pay social security and national health insurance charges. For as long as the shares issued upon vesting of RSUs are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the Capital Gains Tax Route, the Company is generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the employee upon sale of the shares underlying the RSUs (except for such amount that shall be deemed ordinary income of the Grantee as explained above).

U.S. Tax Treatment.  The following summary of the U.S. federal income tax consequences of Awards to U.S. Grantees is general and does not purport to be complete.

Options. A Grantee realizes no U.S. taxable income when an NSO is granted. Instead, the taxable income is measured by the excess of the fair market value of the Ordinary Shares acquired pursuant to an exercise of an Option over the exercise price paid, and is taxed as ordinary compensation income when the Option is exercised. This excess amount is measured and taxed as of the date of exercise, if the Ordinary Shares are not subject to a “substantial risk of forfeiture,” or as of the date or dates on which the risk terminates in other cases.  A Grantee may elect to be taxed on the excess of the fair market value over the exercise price of the Ordinary Shares on the date of exercise, even though some or all of the Ordinary Shares acquired are subject to a substantial risk of forfeiture. Gain on the subsequent sale of the Ordinary Shares acquired by exercise of the Option is taxed as short-term or long-term capital gain, depending on the holding period after exercise.  The Company receives no tax deduction on the grant of an NSO, but it is entitled to a tax deduction when the Grantee recognizes ordinary compensation income on or after exercise of the Option, in the same amount as the income recognized by the Grantee.

Generally, a Grantee incurs no federal income tax liability on either the grant or the exercise of an ISO, although a Grantee will generally have taxable income for alternative minimum tax purposes at the time of exercise equal to the excess of the fair market value of the Ordinary Shares subject to the Option over the exercise price. Provided that the Ordinary Shares are held for at least one year after the date of exercise of the Option and at least two years after its date of grant, any gain realized on a subsequent sale of the Ordinary Shares will be taxed as long-term capital gain. If the Ordinary Shares are disposed of within a shorter period of time, the Grantee will recognize ordinary compensation income in an amount equal to the difference between the sales price and the exercise price or (if less) the difference between the fair market value at the time of exercise and the exercise price.  The Company receives no tax deduction on the grant or exercise of an ISO, but it is entitled to a tax deduction if the Grantee recognizes ordinary compensation income on account of a premature disposition of shares acquired on exercise of an ISO, in the same amount and at the same time as the Grantee recognizes income.

RSUs.  A person who receives an RSU grant realizes no U.S. taxable income at the time of grant, but will recognize ordinary income for U.S. tax purposes equal to the value of the Ordinary Shares, less the nominal value paid, at the time such shares are issued.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Retalix Ltd. 2009 Share Incentive Plan for U.S. tax purposes.”

Vote Required

U.S. federal tax law requires shareholder approval as a condition to the issuance of options qualifying as ISOs for U.S. federal tax purposes.  Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.  If this proposal is not approved, then the 2009 Plan will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as ISOs for U.S. federal tax purposes.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolution.

PROPOSAL 3 - APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, and upon the recommendation of the Company’s Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to continue to serve as our independent auditors until the next Annual General Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to fix the remuneration of our independent auditors in accordance with the nature and extent of their services, or to delegate to our Audit Committee the authorization do so, as contemplated by the U.S. Sarbanes-Oxley Act and Nasdaq rules. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the Company’s next Annual General Meeting of Shareholders; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the remuneration of the independent auditors in accordance with the nature and extent of their services, or to delegate the Audit Committee thereof the authorization do so.”

Vote Required

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

PROPOSAL 4 – CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2009 are included in our Annual Report on Form 20-F, which we filed with the SEC on June 15, 2010. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Hugo Goldman
Executive Vice President and
Chief Financial Officer

Dated: August 10, 2010

Retalix Ltd.

2009 Share Incentive Plan

A.  NAME AND PURPOSE

1.           Name:  This plan, as amended from time to time, shall be known as the “Retalix Ltd. 2009 Share Incentive Plan” (the “Plan”).

2.           Purpose: The purpose and intent of the Plan is to provide incentives to employees, directors, consultants and contractors of Retalix Ltd., a company incorporated under the laws of the State of Israel (the “Company”), or any subsidiary or affiliate thereof (where applicable in this Plan, the term “Company” shall include any subsidiary or affiliate of the Company), by providing them with opportunities to purchase Ordinary Shares, nominal value of 1.00 New Israeli Shekel each (“Shares”), of the Company pursuant to a plan approved by the Board of Directors of the Company (the “Board”) which is designed to benefit from, and is made pursuant to, the provisions of applicable tax laws.  Accordingly, inter alia, awards under the Plan to Israeli residents may be granted under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961 (the “Ordinance”), as applicable, and the rules and regulations promulgated thereunder, and, pursuant to the Addendum to the Plan (the "Addendum"), awards under the Plan to U.S. Persons (as defined in the Addendum) may be non-qualified options or, if the Plan is approved by the Company's shareholders, incentive stock options under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

B.  GENERAL TERMS AND CONDITIONS OF THE PLAN

3.           Administration:

3.1           The Board may appoint a Share Incentive Committee or other committee of the board, which will consist of such number of Directors of the Company, as may be fixed from time to time by the Board. The Board shall appoint the members of such committee, may from time to time remove members from, or add members to, such committee and shall fill vacancies in such committee however caused. The Plan will be administered by such committee, or by the Board (including, but not limited to, actions which the Share Incentive Committee is not permitted to take according to Section 112 of the Companies Law, 1999 (the “Companies Law”)) (the Board or its committee, as applicable - the “Committee”).

3.2           The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places, as it shall determine.  Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to, or approved in, writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

3.3           Subject to the general terms and conditions of this Plan and applicable law, the Committee shall have the full authority in its discretion, from time to time and at any time to determine (i) the persons (“Grantees”) to whom options to purchase Shares (the “Options”) shall be granted, (ii) the time or times at which the same shall be granted, (iii) the schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, (iv) rules and provisions as may be necessary or appropriate to permit eligible Grantees who are not Israeli residents to participate in the Plan and/or to receive preferential tax treatment in their country of residence, with respect to the Options granted hereunder, and/or (v) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan. Unless otherwise determined by the Committee for a specific grant or grants of Options, each Option will be exercisable, under the terms of this Plan, into one Share of the Company.

3.4           Subject to the general terms and conditions of the Plan and the Ordinance, the Committee shall have the full authority in its discretion, from time to time and at any time, to determine:

(a)           with respect to the grant of 102 Options (as defined in Section 5.1(a)(i) below) - whether the Company shall elect the “Ordinary Income Route” under Section 102(b)(1) of the Ordinance (the “Ordinary Income Route”) or the “Capital Gains Route” under Section 102(b)(2) of the Ordinance (the “Capital Gains Route”) (each of the Ordinary Income Route or the Capital Gains Route - a “Taxation Route”) for the grant of 102 Options, and the identity of the trustee who shall be granted such 102 Options in accordance with the provisions of this Plan and the then prevailing Taxation Route.

Unless otherwise permitted by the Ordinance, in the event the Committee determines that the Company shall elect one of the Taxation Routes for the grant of 102 Options, the Company shall be entitled to change such election only following the lapse of one year from the end of the tax year in which 102 Options are first granted under the then prevailing Taxation Route; and

(b)           with respect to the grant of 3(9) Options (as defined in Section 5.1(a)(ii) below) - whether or not 3(9) Options shall be granted to a trustee in accordance with the terms and conditions of this Plan, and the identity of the trustee who shall be granted such 3(9) Options in accordance with the provisions of this Plan.

3.5           Notwithstanding the aforesaid, the Committee may, from time to time and at any time, grant 102 Options that will not be subject to a Taxation Route, as detailed in Section 102(c) of the Ordinance (“102(c) Options”).

3.6           The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan, as it may deem necessary.  No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

3.7           The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive and binding on all parties who have an interest in the Plan or any Option or Share issuance thereunder unless otherwise determined by the Board.

4.           Eligible Grantees:

4.1           The Committee, at its discretion, may grant Options to any employee, director, consultant or contractor of the Company. Anything in this Plan to the contrary notwithstanding, all grants of Options to office holders shall be authorized and implemented only in accordance with the provisions of applicable law.

4.2           The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other share incentive plan of the Company.

5.           Grant of Options, Issuance of Shares, Dividends and Shareholder Rights:

5.1           Grant of Options and Issuance of Shares.

(a)           Subject to the provisions of the Ordinance and applicable law (it being understood that, unless otherwise determined by the Committee, the following shall not apply to Options granted to non-Israeli Grantees),

(i)    all grants of Options to employees, directors and office holders of the Company, other than to a Controlling Shareholder of the Company (i.e., “Baal Shlita”, as such term is defined in Section 32(9) of the Ordinance), shall be made only pursuant to the provisions of Section 102 of the Ordinance, the Income Tax Rules (Tax Relief in Issuance of Shares to Employees), 2003 (“102 Rules”) and any other regulations, rulings, procedures or clarifications promulgated thereunder (“102 Options”), or any other section of the Income Tax Ordinance that will be relevant for such issuance in the future; and

(ii)           all grants of Options to consultants, contractors or Controlling Shareholders of the Company shall be made only pursuant to the provisions of Section 3(9) of the Ordinance and the rules and regulations promulgated thereunder (“3(9) Options”), or any other section of the Ordinance that will be relevant for such issuance in the future.

(iii)           Notwithstanding the aforesaid in Sections 5.1(a)(i) and 5.1 (a)(ii), the Committee, at it discretion, may grant Options to any employee, director, consultant or contractor of the Company pursuant to the provisions of any tax ruling provided to the Company with respect to such Options by the Israeli Commissioner of Income Tax.

(b)           Subject to Sections 7.1 and 7.2 hereof, the effective date of the grant of an Option (the “Date of Grant”) shall be the date the Committee resolves to grant such Option, unless specified otherwise by the Committee in its determination relating to the award of such Option.  The Committee shall promptly give the Grantee written notice (the “Notice of Grant”) of the grant of an Option.

(c)           Trust.  In the event Options are deposited under the Plan with a trustee designated by the Committee in accordance with the provisions of Section 3.4 hereof and, with respect to Options under a Taxation Route, approved by the Israeli Commissioner of Income Tax (the “Trustee”), the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the “Trust”) for the benefit of the Grantee in respect of whom such Option was granted (the “Beneficial Grantee”).

In accordance with Section 102, the tax benefits afforded to 102 Options (and any Shares issued upon exercise thereof) in accordance with the Ordinary Income Route or Capital Gains Route, as applicable, shall be contingent upon the Trustee holding such 102 Options for a period of at least (i) one year from the end of the tax year in which the 102 Options are granted, if the Company elects the Ordinary Income Route, or (ii) two years from the end of the tax year in which the 102 Options are granted, if the Company elects the Capital Gains Route, or (iii) such other period as shall be prescribed by the Ordinance or approved by the Israeli Commissioner of Income Tax (collectively the “Trust Period”).

With respect to 102 Options granted to the Trustee, the following shall apply:

 (i)            A Grantee granted 102 Options will not be entitled to sell the Shares issued upon exercise thereof (the “Exercised Shares”) or to transfer such Exercised Shares (or such 102 Options) from the Trust prior to the lapse of the Trust Period;

(ii)            Any and all rights issued in respect of the Exercised Shares, including bonus shares but excluding cash dividends (“Rights”(, shall be deposited with the Trustee and held thereby until the lapse of the Trust Period, and such Rights shall be subject to the Taxation Route which is applicable to such Exercised Shares.

(iii)            Notwithstanding the aforesaid, Exercised Shares or Rights may be sold or transferred, and the Trustee may release such Exercised Shares (or 102 Options) or Rights from Trust, prior to the lapse of the Trust Period, provided, however, that tax is paid or withheld in accordance with Section 102(b)(4) of the Ordinance and/or Section 7 of the 102 Rules. However, the Committee may, in its sole discretion, require a Grantee not to sell the Exercised Shares or transfer the Options in the Grantee’s name prior to the lapse of the Trust Period.

(iv)            All certificates representing Exercised Shares held in Trust under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.

(d)            Subject to the terms hereof and specifically the provisions of Section 9 herein, at any time after the Options have vested, with respect to any Options or Shares the following shall apply: Upon the written request of any Beneficial Grantee, the Trustee shall release from the Trust the Options granted, and/or the Shares issued, on behalf of such Beneficial Grantee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Grantee, provided, however, that the Trustee shall not so release any such Options and/or Shares to such Beneficial Grantee unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

5.2            Guarantee. In the event a 102(c) Option is granted to a Grantee who is an employee at the time of such grant, if the Grantee’s employment is terminated, for any reason, such Grantee shall provide the Company with a guarantee or collateral securing the payment of all taxes required to be paid upon the sale of the Shares issued upon exercise of such 102(c) Option.

5.3           Dividends.  All Shares issued upon the exercise of Options granted under this Plan shall entitle the Grantee thereof to receive dividends with respect thereto. For so long as Shares are held in the Trust, the dividends paid or distributed with respect thereto shall be distributed directly to such Beneficial Grantee, and the Company shall provide appropriate notification to the Trustee of such distribution.

5.4           Shareholder Rights.  Unless otherwise provided herein, the holder of an Option shall have no shareholder rights with respect to the Shares underlying such Option until such person shall have exercised the Option, paid the exercise price and become the record holder of the purchased Shares. Subject to the provisions of the Plan and the provisions of the Articles of Association of the Company, the Exercised Shares shall entitle the Grantee thereof to full shareholder rights, including voting and dividend rights, with respect to such Exercised Shares. As long as the Exercised Shares are registered in the name of the Trustee, the voting rights at the Company’s general meeting attached to such Exercised Shares will remain with the Trustee. However, the Trustee shall not be obligated to exercise such voting rights at general meetings, and may, in its sole discretion, empower another person, including the respective Beneficial Grantee, to vote in name and in place of the Trustee according to such Beneficial Grantee’s instructions, if provided.

6.           Reserved Shares: The total number of Shares that may be subject to Options granted under this Plan shall not exceed 11,000,000 in the aggregate, subject to adjustments as provided in Section 11 hereof. Such number includes Shares issued under the Company's Second 1998 Share Incentive Plan, as amended, and the Company's 2004 Israeli Share Incentive Plan, as amended, which as of the date of adoption of the Plan, have an authorized pool of 7,000,000 Shares and 2,000,000 Shares, respectively. Without derogating from the foregoing, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of the Plan, previously issued Shares that are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Companies Law). All Shares under the Plan, in respect of which the right of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

7.           Grant of Options:

7.1           The implementation of the Plan and the granting of any Option under the Plan shall be subject to the Company’s procurement of all approvals and permits required by applicable law or regulatory authorities having jurisdiction over the Plan, the Options granted under it and the Exercised Shares.

7.2           The Notice of Grant shall state, inter alia, the number of Shares subject to each Option, the vesting schedule, the dates when the Options may be exercised, the exercise price, whether the Options granted thereby are 102 Options or 3(9) Options or other type of Options, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with this Plan. Each Notice of Grant evidencing a 102 Option shall, in addition, be subject to the provisions of the Ordinance applicable to such Options.

7.3           Validity and Vesting.  Without derogating from the rights and powers of the Committee under this Section 7.3, unless otherwise specified by the Committee, the Options shall be valid for a term of ten (10) years from the Date of Grant and thereafter expire. Subject to Section 10 hereof, unless determined otherwise by the Committee, the Vesting Period pursuant to which Options shall vest, and the Grantee thereof shall be entitled to pay for and acquire the Exercised Shares, shall be such that all Options shall be fully vested on the first business day following the passing of three (3) years from the Date of Grant, as follows: 1/3 of such Options shall vest on the first anniversary of the Adoption Date (the “Adoption Date” for the purpose of this Plan means the Date of Grant or any other date determined by the Committee for a given grant of Options). A further 1/3 of such Options shall vest on each of the second, and third anniversaries of the Adoption Date.

“Vesting Period” of an Option means, for the purpose of the Plan and its related instruments, the period between the Adoption Date and the date on which the Grantee may exercise the rights awarded pursuant to the terms of the Option. Unless otherwise determined by the Committee, any period in which the Grantee shall not be employed by the Company (or, in the case of consultants, contractors or directors, shall not be in the service of the Company) or in which the Grantee shall have taken an unpaid leave of absence, shall not be included in the Vesting Period.

7.4           Acceleration of Vesting.  Anything herein to the contrary in this Plan notwithstanding, the Committee shall have full authority to determine any provisions regarding the acceleration of the Vesting Period of any Option or the cancellation of all or any portion of any outstanding restrictions with respect to any Option or Share upon certain events or occurrences, and to include such provisions in the Notice of Grant on such terms and conditions as the Committee shall deem appropriate.

7.5           Repricing. Subject to applicable law, the Committee shall have full authority to, at any time and from time to time, without the approval of the Shareholders of the Company, (i) grant in its discretion to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having an exercise price lower than provided in the Option (and related Notice of Grant) so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan, or (ii) effectuate a decrease in the Exercise Price (see Section 8 below) of outstanding Options. At the full discretion of the Committee such actions may be brought before the shareholders of the Company for their approval.

8.           Exercise Price: The exercise price per Share subject to each Option shall be determined by the Committee in its sole and absolute discretion, subject to applicable law.

9.           Exercise of Options:

9.1           Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan.

9.2           The exercise of an Option shall be made by a written notice of exercise (the “Notice of Exercise”) delivered by the Grantee (or, with respect to Options held in the Trust, by the Trustee upon receipt of written instructions from the Beneficial Grantee) to the Company at its principal executive office, specifying the number of Shares to be purchased and accompanied by the payment therefor, and complying with such other terms and conditions as the Committee shall prescribe from time to time.

9.3           Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares subject thereto not paid for within ten (10) years after the Date of Grant (or any shorter period set forth in the Notice of Grant), such Option and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall ipso facto expire, and, in the event that in connection therewith any Options are still held in the Trust as aforesaid, the Trust with respect thereto shall ipso facto expire, and the Shares underlying such Options shall again be available for grant through Options under the Plan, as provided for in Section 6 herein, provided the Plan shall be in force at such time.

9.4           Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a bank’s check payable to the order of the Company, or such other method of payment acceptable to the Company.

9.5           Notwithstanding the provisions of Section 9.4 above, the Company will be entitled in its sole discretion on a case-by-case basis, to allow payment of the Exercise Price out of the proceeds from the sale of the Exercised Shares, provided that the Company has ascertained the Grantee’s ability to pay the exercise price at that time. Grantees are not entitled to demand that the Company, and the Company shall not be required to, act as described in this Section 9.5.

10.           Termination of Employment:

10.1           Employees.  In the event that a Grantee who was an employee of the Company on the Date of Grant of any Options to him or her ceases, for any reason, to be employed by the Company (the “Cessation of Employment”), all Options theretofore granted to such Grantee when such Grantee was an employee of the Company shall terminate as follows:

(a)           The date of the Grantee’s Cessation of Employment shall be the date on which the employee-employer relationship between the Grantee and the Company ceases to exist (the “Date of the Cessation”).

(b)           All such Options that are not vested at the Date of Cessation shall terminate immediately.

(c)           If the Grantee’s Cessation of Employment is by reason of such Grantee's death or "Disability" (as hereinafter defined), such Options (to the extent vested at the Date of Cessation) shall be exercisable by the Grantee or the Grantee's guardian, legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution, at any time until 180 days from the Date of Cessation, and shall thereafter terminate.

For purposes hereof, "Disability" shall mean the inability to engage in any substantial gainful occupation for which the Grantee is suited by education, training or experience, by reason of any medically determinable physical or mental impairment that is expected to result in such person’s death or to continue for a period of six (6) consecutive months or more.

(d)           If the Grantee’s Cessation of Employment is due to any reason other than those stated in Sections 10.1(c), 10.1(e) and 10.1(f) herein, such Options (to the extent vested at the Date of Cessation) shall be exercisable at any time until (i) the Date of Cessation; or (ii) in the event the Grantee’s Cessation of Employment is initiated by the Company and the Grantee receives an applicable one-time payment from the Company in lieu of a notice period, 15 days after the Date of Cessation; and shall thereafter terminate, provided, however, that if the Grantee dies within such period, such Options (to the extent vested at the Date of Cessation) shall be exercisable by the Grantee's legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution at any time until 180 days from the Date of Cessation, and shall thereafter terminate.

(e)           Notwithstanding the aforesaid, if the Grantee’s Cessation of Employment is due to (i) breach of the Grantee’s duty of loyalty towards the Company, or (ii) breach of the Grantee’s duty of care towards the Company, or (iii) the commission any flagrant criminal offense by the Grantee, or (iv) the commission of any act of fraud, embezzlement or dishonesty towards the Company by the Grantee, or (v) any unauthorized use or disclosure by the Grantee of confidential information or trade secrets of the Company, or (vi) any other intentional misconduct by the Grantee (by act or omission) adversely affecting the business or affairs of the Company in a material manner, or (vii) any act or omission by the Grantee which would allow for the termination of the Grantee’s employment without severance pay, according to the Severance Pay Law, 1963, all the Options whether vested or not shall ipso facto expire immediately and be of no legal effect.

(f)           If a Grantee retires, he shall, subject to the approval of the Committee, continue to enjoy such rights, if any, under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the Committee in its discretion may determine.

(g)           Whether the Cessation of Employment of a particular Grantee is by reason of “Disability” for the purposes of paragraph 10.1(c) hereof or by virtue of “retirement” for purposes of paragraph 10.1(f) hereof, or is a termination of employment other than by reason of such Disability or retirement, or is for reasons as set forth in paragraph 10.1(e) hereof, shall be finally and conclusively determined by the Committee in its absolute discretion.

(h)           Notwithstanding the aforesaid, under no circumstances shall any Option be exercisable after the specified expiration of the term of such Option.

10.2           Directors, Consultants and Contractors.  In the event that a Grantee, who is a director, consultant or contractor of the Company, ceases, for any reason, to serve as such, the provisions of Sections 10.1(b), 10.1(c), 10.1(d), 10.1(e), 10.1(g) and 10.2(h) above shall apply, mutatis mutandis. For the purposes of this Section 10.2, “Date of Cessation” shall mean:

(a)           with respect to directors - the date on which the director ceases to serve as a director of the Company; and

(b)           with respect to consultants and contractors - the date on which the consulting or contractor agreement between such consultant or contractor, as applicable, and the Company expires or the date on which either of the parties to such agreement sends the other notice of its intention to terminate said agreement.

10.3           Notwithstanding the foregoing provisions of this Section 10, the Committee shall have the discretion, exercisable either at the time an Option is granted or thereafter, to:

(a)           extend the period of time for which the Option is to remain exercisable following the Date of Cessation to such greater period of time as the Committee shall deem appropriate, but in no event beyond the specified expiration of the term of the Option;

(b)           permit the Option to be exercised, during the applicable exercise period following the Date of Cessation, not only with respect to the number of Shares for which such Option is exercisable at the Date of Cessation but also with respect to one or more additional installments in which the Grantee would have vested under the Option had the Grantee continued in the employ or service of the Company.

10.4           Notwithstanding the foregoing provisions of this Section 10, and for the avoidance of doubt, the transfer of a Grantee from the employ or service of the Company to the employ or service of an affiliate, or from the employ or service of an affiliate to the employ or service of the Company or another affiliate, shall not be deemed a termination of employment or service for purposes hereof.

11.           Adjustments, Liquidation and Corporate Transaction:

11.1           Definitions:

“Corporate Transaction” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(a)          a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its subsidiaries;

(b)          a sale or other disposition of at least eighty percent (80%) of the outstanding securities of the Company;

(c)          a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(d)          a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Ordinary Shares of the Company outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

11.2           Adjustments.  Subject to any required action by the shareholders of the Company, the number of Shares subject to each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares subject to each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.”  The Committee, whose determination in that respect shall be binding and conclusive, shall execute such adjustment.  Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

11.3           Liquidation.  Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Company, all outstanding Options will terminate immediately prior to the consummation of such proposed action. In such case, the Committee may declare that any Option shall terminate as of a date fixed by the Committee and give each Grantee the right to exercise his Option, including any Option which would not otherwise be exercisable.

11.4           Corporate Transaction.

(a)           Upon a Corporate Transaction involving another corporation or a parent or subsidiary of such other corporation (each, a “Successor Entity”), then, unless otherwise determined by the Board, immediately prior to the effective date of such Corporate Transaction, each Option shall, at the sole and absolute discretion of the Committee, either:

(i)           be substituted for an option to purchase securities of the Successor Entity (the “Successor Entity Option”) such that the Grantee may exercise the Successor Entity Option for such number and class of securities of the Successor Entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; or

(ii)           be assumed by the Successor Entity such that the Grantee may exercise the Option for such number and class of securities of the Successor Entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; or

(iii)           automatically vest in full so that the Option shall, immediately prior to the effective date of the Corporate Transaction, become fully exercisable for all of the Shares at that time subject to the Option and may be exercised for any or all of those Shares;

In the event of a clause (i) or clause (ii) action, appropriate adjustments shall be made to the exercise price per Share to reflect such action.

Immediately following the consummation of the Corporate Transaction, all outstanding Options shall terminate and cease to be outstanding, except to the extent assumed by the Successor Entity.

(b)           Notwithstanding the foregoing, the Committee shall have full authority and sole discretion to determine that any of the provisions of Sections 11.4(a)(i), 11.4(a)(ii) or 11.4(a)(iii) above shall apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of the Successor Entity, or in which such consideration is solely cash or assets other than securities of the Successor Entity.

11.5           Sale.  In the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold (the “Sale”), each Grantee shall be obligated to participate in the Sale and sell his or her Shares and/or Options in the Company, provided, however, that each such Share or Option shall be sold at a price equal to that of any other Share sold under the Sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option, and subject to the absolute discretion of the Board.

11.6           The grant of Options under the Plan shall in no way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

12.           Limitations on Transfer: No Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative.  The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

13.           Restricted Stock Units:

13.1           Subject to the sole and absolute discretion and determination of the Committee, the Committee may decide to grant under this Plan, in addition to, or instead of, any grant of Options, Restricted Stock Unit(s) (“RSU(s)”). A RSU is a right to receive a Share of the Company, under certain provisions, for a consideration of no more than the underlying Share’s nominal value.  In addition, upon the lapse of the vesting period of a RSU, such RSU shall automatically vest into an Exercised Share of the Company and the Grantee shall pay to the Company its purchase price.

13.2           Unless determined otherwise by the Committee, in the event of a Cessation of Employment, all RSUs theretofore granted to such Grantee when such Grantee was an employee, director, service provider, consultant or constructor of the Company, as the case may be, that are not vested on the Date of Cessation, shall terminate immediately and have no legal effect.

  Notwithstanding the foregoing provisions of this Section 13, the Committee shall have the discretion, exercisable either at the time an RSU is granted or thereafter, to permit an unvested RSU to continue to vest into an Exercised Share, during the applicable Vesting Period even following the Date of Cessation, with respect to one or more additional installments in which the Grantee would have vested under the RSU had the Grantee continued in the employ or service of the Company.

  Notwithstanding the foregoing provisions of this Section 13, and for the avoidance of doubt, the transfer of a Grantee from the employ or service of the Company to the employ or service of an affiliate, or from the employ or service of an affiliate to the employ or service of the Company or another affiliate, shall not be deemed a termination of employment or service for purposes hereof.

13.2           All other terms and conditions of this Plan applicable to Options, shall apply to RSUs, mutatis mutandis.

14.           Term and Amendment of the Plan:

14.1           The Plan shall terminate upon the earliest of (i) the expiration of the ten (10)-year period measured from the date the Plan was adopted by the Board, or (ii) the termination of all outstanding Options in connection with a Corporate Transaction.  All Options outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Options.

14.2           Subject to applicable laws and regulations, the Board in its discretion may, at any time and from time to time, amend this Plan, including effecting the following amendments without the approval of the Shareholders of the Company: (i) expanding the class of participants eligible to participate in the Plan; and/or (ii) expanding the types of options or awards provided under the Plan and/or (iii) extending the duration of the Plan. However, no amendment or modification shall adversely affect any rights and obligations with respect to Options at the time outstanding under the Plan, unless the applicable Grantee consents to such amendment or modification.

15.           Withholding and Tax Consequences: The Company’s obligation to deliver Shares upon the exercise of any Options granted under the Plan shall be subject to the satisfaction of all applicable income tax and other compulsory payments withholding requirements. All tax consequences and obligations (of the Company or the Grantee or the Trustee) regarding any other compulsory payments arising from the grant or exercise of any Option, from the payment for, or the subsequent disposition of, Shares subject thereto or from any other event or act (of the Company or the Grantee or the Trustee) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Company and/or the Trustee, as applicable, and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.

16.           Miscellaneous:

16.1           Continuance of Employment.  Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Company to continue the employment or service of any Grantee. Nothing in the Plan or in any Option granted thereunder shall confer upon any Grantee any right to continue in the employ or service of the Company for any period of specific duration, or interfere with or otherwise restrict in any way the right of the Company to terminate such employment or service at any time, for any reason, with or without cause.

16.2           Rights Deriving from Employee-Employer Relationship. Any gain or income credited or attributable to a Grantee (or deemed as such) as a result of this Plan will not be taken into account when calculating the basis for entitlement of the Grantee to any social rights or benefits, or any other benefits deriving from an employee-employer relationship between the Grantee and the Company.

16.3           Governing Law.  The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

16.4           Use of Funds.  Any proceeds received by the Company from the sale of Shares pursuant to the exercise of Options granted under the Plan shall be used for general corporate purposes of the Company.

16.5           Multiple Agreements.  The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time.  The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee.  The grant of multiple Options may be evidenced by a single Notice of Grant or multiple Notices of Grant, as determined by the Committee.

16.6           Non-Exclusivity of the Plan.  The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

*           *           *

ADDENDUM

Terms of Options Granted to U.S. Persons

1.	Purpose of the Addendum

This Addendum is part of the Plan.  All terms not otherwise defined herein shall have the meaning ascribed to them in the Plan.  This Addendum governs grants of Options to U.S. Persons (as defined below).

2.	Provisions of the Addendum

In connection with U.S. Persons, the provisions of this Addendum shall supersede and govern in the case of any inconsistency between the provisions of this Addendum and the provisions of the Plan, provided, however, that this Addendum shall not be construed to grant to any Grantee rights not consistent with the terms of the Plan, unless specifically provided herein.

3.	Eligibility

The individuals who shall be eligible to receive Option Grants under the Plan that are subject to the provisions of this Addendum shall be employees, directors and other individuals and entities who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”), and who render services to the management, operation or development of the Company or a Subsidiary and who have contributed or may be expected to contribute materially to the success of the Company or a Subsidiary.  ISOs (as defined in Section 4 below) shall not be granted to any individual who is not an employee of a corporation for United States federal tax purposes.  The term “Subsidiary” as used in this Addendum means a corporation or other business entity of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock.

4.           Terms and Conditions of Options

Every Option granted to a U.S. Person shall be evidenced by a written Notice of Grant in such form as the Committee shall approve from time to time, specifying the number of Shares that may be purchased pursuant to the Option, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an incentive stock option (“ISO”) or a nonqualified stock option (“NSO”) and such other terms and conditions as the Committee shall approve, and containing or incorporating by reference the following terms and conditions.  The Plan and this Addendum shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of the Code. To the extent the Committee determines it to be desirable to qualify Options granted under this Addendum as “peformance-based compensation” within the meaning of Section 162(m) of the Code, grants of such Options shall be administered by a committee of two or more “outside directors” within the meaning of Section 162(m) of the Code and shall be made in accordance with the requirement s of the “performance-based compensation” exception of Section 162(m) and the regulations thereunder.

(a)  Duration.  Each Option shall expire no later than ten (10) years from its date of grant. No ISO granted to a Grantee who owns (directly or under the attribution rules of Section 424(d) of the Code) shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Subsidiary shall expire later than five (5) years from its date of grant.

(b)  Exercise Price.  The exercise price of each Option shall be as specified by the Committee in its discretion; provided, however, that the price shall be at least 100 percent of the Fair Market Value (as hereinafter defined) of the Shares on the date on which the Committee grants the Option, which shall be considered the date of grant of the Option for purposes of fixing the price; and provided, further, that the price with respect to an ISO granted to a Grantee who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or of any Subsidiary shall be at least 110 percent of the Fair Market Value of the Shares on the date of grant of the ISO.  For purposes of the Plan, except as may be otherwise explicitly provided in the Plan or in any Notice of Grant, the “Fair Market Value” of a Share at any particular date shall be determined according to the following rules: (i) if the Shares are not at the time listed or admitted to trading on a stock exchange, the Fair Market Value shall be the closing price of the Shares on the date in question in the over-the-counter market, as such price is reported in a publication of general circulation selected by the Committee and regularly reporting the price of the Shares in such market; provided, however, that if the price of the Shares is not so reported, the Fair Market Value shall be determined in good faith by the Committee, which may take into consideration (1) the price paid for the Shares in the most recent trade of a substantial number of shares known to the Committee to have occurred at arm’s length between willing and knowledgeable investors, (2) an appraisal by an independent party or (3) any other method of valuation undertaken in good faith by the Committee, or some or all of the above as the Committee shall in its discretion elect; or (ii) if the Shares are at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be closing price of the Shares on the date in question on an established stock exchange on which the Shares are then listed or admitted to trading.

(c)           Notice of ISO Stock Disposition.  The Grantee must notify the Company promptly in the event that he sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second anniversary of the date of grant of the ISO or (ii) the first anniversary of the date the shares were issued upon his exercise of the ISO.

 5.           Requirements of Law

(a)           The Company shall not be required to transfer Shares or to sell or issue any Shares upon the exercise of any Option if the issuance of such Shares will result in a violation by the Grantee or the Company of any provisions of any law, statute or regulation of any governmental authority.  Specifically, in connection with the Securities Act of 1933, as amended from time to time (the “Securities Act”), upon the exercise of any Option, the Company shall not be required to issue Shares unless the Committee has received evidence satisfactory to it to the effect that the holder of the Option will not transfer such shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that registration is not required.  Any determination in this connection by the Committee shall be conclusive.  The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws.

(b)           All other provisions of this Addendum and the Plan notwithstanding, this Addendum and the Plan shall be administered and construed so as to avoid any person who receives an Option grant incurring any adverse tax consequences under Internal Revenue Code Section 409A.  The Committee shall suspend the application of any provisions of the Plan which could, in its sole determination, result in an adverse tax consequence to any person under Internal Revenue Code Section 409A.

6.	Tax Withholding

To the extent required by law, the Company shall withhold or cause to be withheld income and other taxes with respect to any income recognized by a Grantee by reason of the exercise of an Option, and as a condition to the receipt of any Option the Grantee shall agree that if the amount payable to him by the Company and any Subsidiary in the ordinary course is insufficient to pay such taxes, then he shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax.